Exhibit 99.2

QMMM Holdings Limited Announces Closing of $8.6 Million Initial Public Offering

Hong Kong, July 22, 2024 (PRNEWSWIRE) — QMMM Holdings Limited (Nasdaq: QMMM) (the “Company” or “QMMM Holdings”), a digital media advertising, virtual avatar & virtual apparel technology service provider in Hong Kong, today announced the closing of its initial public offering (the “Offering”) of 2,150,000 ordinary shares at a price of $4.00 per share. QMMM Holdings has granted the underwriter a 45-day option to purchase up to an additional 322,500 ordinary shares at the public offering price, less the underwriting discounts.

The aggregate gross proceeds from the Offering were $8.6 million, before deducting underwriting discounts and other related expenses. The ordinary shares began trading on The Nasdaq Capital Market on July 19, 2024 under the ticker symbol “QMMM”.

The Offering was conducted on a firm commitment basis. WallachBeth Capital, LLC acted as lead underwriter for the Offering. FisherBroyles, LLP is acting as U.S. securities counsel to the Company, and Sichenzia Ross Ference Carmel LLP is acting as U.S. counsel to WallachBeth Capital, LLC in connection with the Offering.

A registration statement on Form F-1 relating to the Offering has been filed with the U.S. Securities and Exchange Commission (“SEC”) (File Number: 333-274887) and was declared effective by the SEC on July 1, 2024. The Offering was made only by means of a final prospectus. A final prospectus relating to the Offering was filed with the SEC on July 22, 2024, which may be obtained from WallachBeth Capital, LLC, Harborside Financial Center Plaza 5, 185 Hudson Street, Ste 1410, Jersey City, NJ 07311, by email to cap-mkts@wallachbeth.com, or by calling +1 646.237.8585. In addition, a copy of the final prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About QMMM Holdings Limited

QMMM Holdings Limited (the “Company”) is an award-winning digital advertising and marketing production services company. Through its operating subsidiaries ManyMany Creations Limited and Quantum Matrix Limited in Hong Kong, the Company has used interactive design, animation, art-tech and virtual technologies in over 500 commercial campaigns. The Company has worked with large domestic and international banks, real estate developers, world famous amusement park, top international athletic apparel and footwear brands and luxury cosmetic products and international brands for their advertising and creation work in Hong Kong. Standing prominently in Hong Kong for over 18 years in the industry, with top creativity, premium account servicing, and ever-advancing tech R&D, the Company continues to be one of the top premium choices for enterprises and multinational enterprises looking for large scale content-heavy and tech-integrated campaigns. The clients of the Company include local and international banks, real-estate developers, luxury brands, high fashion houses, and theme parks.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

QMMM Holdings Limited

Phone: +852 3549 6889

Email: info@qmmm.io